                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    -----------------------------------------

                                  SCHEDULE 13D
                                (Amendment No. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                         NATIONAL GOLF PROPERTIES, INC.

                              ____________________
                                (Name of Issuer)

                     Common Stock, par value $ .01 per share

                       ___________________________________
                         (Title of Class of Securities)

                           Common Stock - 63623G-10-9
                                 (CUSIP Number)



                                 Charles S. Paul
                         National Golf Properties, Inc.
                         2951 28/th/ Street, Suite 3001
                             Santa Monica, CA 90405

              ____________________________________________________
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:

                                   Neil Miller
                                 General Counsel
                         National Golf Properties, Inc.
                         2951 28/th/ Street, Suite 3001
                             Santa Monica, CA 90405

                                 March 29, 2002

         ______________________________________________________________
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b) (3) or (4), check the following box [_].

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

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                                  SCHEDULE 13D

----------------------------                       -----------------------------
CUSIP No. 63623G-10-9                               Page 2 of  10 Pages
----------------------------                       -----------------------------

--------------------------------------------------------------------------------
1.      Name of Reporting Person

                 David G. Price
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group
                                                                    (a) [_]
                                                                    (b) [_]
--------------------------------------------------------------------------------
3.      SEC Use Only

--------------------------------------------------------------------------------
4.      Source of Funds

                 Not Applicable.  See Item 4.
--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

                 United States
--------------------------------------------------------------------------------
                  7.     Sole Voting Power

                                  1,691,290 shares of Common Stock/(1)/

                  --------------------------------------------------------------
Number of         8.     Shared Voting Power
Shares
Beneficially                         75,000 shares of Common Stock
Owned By
                  --------------------------------------------------------------
Each              9.     Sole Dispositive Power
Reporting
Person                               1,691,290 shares of Common Stock/(1)/
With
                  --------------------------------------------------------------
                  10.    Shared Dispositive Power

                                     75,000 shares of Common Stock
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                 1,691,290 shares of Common Stock
--------------------------------------------------------------------------------
12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                          [X]
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

                 11.7%/(2)/
--------------------------------------------------------------------------------
14.       Type of Reporting Person

                 IN
--------------------------------------------------------------------------------


______________________

/1/ Includes 1,336,352 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of National Golf Operating Partnership, L.P. ("NGOP") permitted to be issued to the David G. Price Trust and its affiliates within 60 days of the date of this report under the terms of the Third Amended and Restated Partnership Agreement of NGOP. See Item 5.

/2/ Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company's Form 10-K for the year ended December 31, 2001.

                                  SCHEDULE 13D
-----------------------------                        -------------------------
CUSIP No. 63623G-10-9                                   Page 3 of 10 Pages
-----------------------------                        -------------------------

------------------------------------------------------------------------------
1.      Name of Reporting Person

                  David G. Price Trust
------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group        (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
3.      SEC Use Only

------------------------------------------------------------------------------
4.      Source of Funds

                  Not Applicable.  See Item 4.
------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[_]
------------------------------------------------------------------------------
6.      Citizenship or Place of Organization

                  California
------------------------------------------------------------------------------
                  7.     Sole Voting Power

                                  1,691,290 shares of Common Stock/(1)/

                  ------------------------------------------------------------
Number of         8.     Shared Voting Power
Shares
Beneficially                      -0-
Owned By
                  ------------------------------------------------------------
Each              9.     Sole Dispositive Power

Reporting                         1,691,290 shares of Common Stock/(1)/
Person
With              ------------------------------------------------------------
                  10.    Shared Dispositive Power

                                  -0-
------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  1,691,290 shares of Common Stock
------------------------------------------------------------------------------
12.       Check Box if the Aggregate Amount in Row (11) Excludes Certain
          Shares                                                    [_]

------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

                  11.7%/2/


______________________

/1/ Includes 1,336,352 shares of Common Stock issuable in exchange for an equal number of common limited partnership units of NGOP permitted to be issued to the David G. Price Trust and its affiliates within 60 days of the date of this report under the terms of the Third Amended and Restated Partnership Agreement of NGOP. See Item 5.

/2/ Based on 13,121,148 shares of common stock, $.01 par value, outstanding as set forth in the Company's Form 10-K for the year ended December 31, 2001.

------------------------------------------------------------------------------

14.       Type of Reporting Person

                   OO
------------------------------------------------------------------------------



Item 1.       Security and Issuer.

              This statement on Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Common Stock"), of National Golf Properties, Inc., a Maryland corporation (the "Issuer" or the "Company"). The Issuer's principal executive offices are located at 2951 28th Street, Suite 3001, Santa Monica, California 90405.

Item 2.       Identity and Background.

              (a). Pursuant to Rule 13d-1(k)(1), this statement is being filed jointly by David G. Price, an individual, and the David G. Price Trust, of which Mr. Price is the sole trustee (together, the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit 1.

              (b). The business address for both Reporting Persons is c/o American Golf Corporation, 2951 28th Street, Suite 3000, Santa Monica, California 90405.

              (c). Mr. Price is Chairman of the Board of Directors of the Company and Chairman of the Board of Directors of American Golf Corporation ("AGC"). AGC is a private golf course management company. The address of each of the Company and AGC is 2951 28th Street, Suite 3000, Santa Monica, California 90405.

              (d). During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors)

              (e). During the last five years, neither of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

              (f). Mr. Price is a citizen of the United States of America. The David G. Price Trust is a trust created under the laws of the State of California.

Item 3.       Source and Amount of Funds or Other Consideration.

                    Not Applicable. See Item 4.

Item 4.       Purpose of Transaction.

          On March 29, 2002, Mr. Price and the David G. Price Trust entered into a definitive Agreement and Plan of Merger and Reorganization (the
"Reorganization Agreement") with the Company, National Golf Operating Partnership, L.P., a less-than-wholly owned subsidiary of the Company ("NGOP"), American International Golf, a newly formed Delaware corporation ("AIG"), Dallas
P. Price, the Dallas P. Price Trust, AGC, and certain shareholders and affiliates of AGC.

              Under the Reorganization Agreement, the Company and AGC will become subsidiaries of a newly formed holding company. Under the terms of the Reorganization Agreement, all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the new company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the new company (such shares and units will represent a total of 20.5 million votes in the newly combined company).

          In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in AIG, 156,005 shares of common stock in the new company and $10,000 in cash. This Class C preferred stock represents a total of 230,000 votes of the newly formed combined company. The shares of Class C preferred stock may be converted into shares of common stock of the newly combined company under certain circumstances.

          The consummation of the reorganization and the other transactions contemplated by the Reorganization Agreement are subject to, among other things, the approval of the shareholders of the Company, the lenders of the company and AGC, the unit holders of NGOP and customary regulatory and other approvals. The Reorganization Agreement is filed hereto as Exhibit 2 and the terms of which are incorporated herein by this reference.

Item 5.   Interest in the Securities of the Issuer.

          (a), (b). Mr. Price is the sole trustee of the David G. Price Trust which directly owns 3,255,694 common limited partnership units of NGOP, and which indirectly owns a beneficial interest in 315,357 common limited partnership units of NGOP.

          Mr. Price is also the sole trustee of the Dallas P. Price Charitable Lead Trust #1 benefiting the Museum of Contemporary Art, Los Angeles which directly owns 405,882 common limited partnership units NGOP.

          Pursuant to the terms of the Third Amended and Restated Partnership Agreement of NGOP, up to 1,336,352 common limited partnership units of NGOP owned by the David G. Price Trust and its affiliates, including the MOCA Trust, may be exchanged for an equal number of shares of Common Stock in any one-year period ending August 18 of each such year. Exchanging common limited partnership units (i) directly owned by the David G. Price Trust results in the David G. Price Trust, and Mr. Price as the sole trustee, having sole voting power and sole dispositive power over the shares issuable upon the exchange of such units and (ii) indirectly owned by the David G. Price Trust results in the David G. Price Trust, and Mr. Price as the sole trustee, having shared voting power and shared dispositive power over the shares issuable upon the exchange of such units.

          The 1,691,290 shares of Common Stock as to which Mr. Price has the sole voting power and sole dispositive power are comprised of the following:

               (i) 354,938 shares of Common Stock owned directly by the David G. Price Trust, of which Mr. Price is the sole trustee; and

               (ii) 1,336,352 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the David G. Price Trust, of which Mr. Price is the sole trustee, or affiliates of the David G. Price Trust, including the MOCA Trust.

          The 1,691,290 shares of Common Stock as to which the David G. Price Trust has sole voting power and sole dispositive power is comprised of the following:

               (i) 354,938 shares of Common Stock owned directly by the David G. Price Trust; and

               (ii) 1,336,352 shares of Common Stock issuable within 60 days of the date of this report upon the exchange of an equal number of common limited partnership units of NGOP directly owned by the David G. Price Trust.

The 75,000 shares of Common Stock as to which Mr. Price has shared voting and shared dispositive power are shares owned directly by Oaks Christian High School, of which Mr. Price is a member of the Board of Trustees. Mr Price disclaims beneficial ownership of such shares.

          Pursuant to the terms of the Reorganization Agreement all issued and outstanding shares of Common Stock of the Company will be converted on a one-to-one basis into an equal number of shares of common stock of the newly combined company, and all common limited partnership units of NGOP (other than those held by certain affiliates) will be converted on a one-to-one basis into an equal number of shares of common stock in the newly combined company (such shares and units will represent a total of 20.5 million votes in the newly combined company). In addition, shareholders of AGC and its affiliates will receive total consideration of up to 100,000 shares of Class C preferred stock in the newly combined company (of which Mr. Price will receive, subject to certain adjustments, 36,340 shares). The shares of Class C preferred stock may be convertible in some instances into shares of common stock of the newly combined company. The Reorganization Agreement also contemplates a potential third party investor and/or financing. The Reorganization Agreement is filed hereto as Exhibit 2 abd the terms of which are incorporated herein by this reference.

          (c). There were no transactions of Common Stock involving Mr. Price or the David G. Price Trust during the past 60 days.

          (d). Not Applicable.

          (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          A total of 319,801 common limited partnership units of NGOP held by the David G. Price Trust are pledged to Bank of America in support of certain loan obligations described in the Pledge Agreement, dated as of July 30, 1996, as amended and assumed. In connection therewith, Bank of America received a proxy to vote such pledged units in the event of a default described in such pledge agreement.

          Under the Third Amended and Restated Agreement of Limited Partnership of the NGOP, dated as of July 28, 1999 (the "Partnership Agreement"), the David
G. Price Trust and its affiliates, as limited partners of NGOP, have collectively the right exercisable during each twelve-month period ending August 18 of each year to (a) exchange up to an aggregate of 1,336,352 common limited partnership units of NGOP held by it and its affiliates for shares of Common Stock or (b) sell up to an aggregate of 1,336,352 common limited partnership units of NGOP to the Company for cash, in each case pursuant to the terms and conditions set forth in the Partnership Agreement.

          Under the terms of a Director Designation Agreement, dated as of August 18, 1993, by and among the Company, the NGOP and David G. Price, David G. Price is entitled to designate one less than a majority of the Company's Board of Directors so long as David G. Price and his family (a) continue to serve as directors of the Company and (b) together own at least 20% of the outstanding shares of Common Stock (including shares issuable upon exchange of common units of NGOP).

          Under the terms of a Shareholders and Partners Agreement, dated as of July 2, 1998, by and between Dallas Price and Mr. Price (the "Shareholders Agreement"), Dallas Price and Mr. Price agreed, among other things, (a) to grant each other a right of first refusal with respect to any sale or transfer of any portion of the other party's ownership interest in certain business entities, including the NGOP (but not the Company), (b) to take all actions required (including voting their shares of Common Stock or common units of NGOP) to maintain the Company's REIT status, and (c) to grant each other certain "tag along" and "drag along" rights with respect to the sale of the other party's ownership interests in certain business entities, including the NGOP (but not the Company). The Reorganization Agreement also contemplates a potential third party investor and/or financing. The Reorganization Agreement is filed hereto as
Exhibit 2 and the terms of which are incorporated herein by this reference.

          On March 29, 2002, Mr. Price and the David G.Price Trust entered into the Reorganization Agreement with the Company, NGOP, AIG, Dallas P. Price and the Dallas G. Price Trust, AGC and certain shareholders and affiliates of AGC. The Reorganization Agreement is attached hereto as Exhibit 2 and the terms of which are incorporated herein by this reference. On March 29, 2002, Mr. Price and the David G. Price Trust also entered into a Voting Agreement with the Company, NGOP, AIG and Dallas P. Price and the Dallas P. Price Trust whereby Mr. Price agreed to vote his shares of Common Stock of the Company and common units of NGOP in support of the reorganization. The Voting Agreement is attached hereto as Exhibit 10 and the terms of which are incorporated herein by this reference.

          Except as set forth above, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understanding or relationships (legal or otherwise) among persons named in Item 2 and between such persons including but not limited to, transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company

Item 7.   Material to be Filed as Exhibits.

          Exhibit 1. Joint Filing Agreement, dated as of April 2, 2002.

          Exhibit 2. Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit
                     99.2 to the Company's Form 8-K dated March 29, 2002).

          Exhibit 3. Pledge Agreement ("Pledge Agreement") dated as of July
                     30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 4. Assumption Agreement dated December 24, 1998 among Bank of America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21,
                     2002).

          Exhibit 5. First Amendment to Pledge Agreement, dated as of October
                     7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 6. Second Amendment to the Pledge Agreement, dated as of March
                     31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 7. Third Amended and Restated Agreement of Limited
                     Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999)

          Exhibit 8. Director Designation Agreement, dated as of August 18,
                     1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K dated February 29, 1996).

          Exhibit 9. Shareholders and Partners Agreement, dated as of July 2,
                     1998, by and between Dallas Price and David Price. (incorporated by reference to Exhibit 7 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 10 Voting Agreement among Mr. Price and the David G. Price
                     Trust, Ms. Price and the Dallas P. Price Trust, the Company, AIG and NGOP dated as of March 29, 2002.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                  David G. Price

                                  By:  /s/  David G. Price
                                     -------------------------------------------
                                  Name: David G. Price


                                  David G. Price Trust

                                  By:  /s/  David G. Price
                                     -------------------------------------------
                                  Name: David G. Price
                                  Its:  Trustee

                                  EXHIBIT INDEX

          Exhibit 1. Joint Filing Agreement, dated as of April 2, 2002.

          Exhibit 2. Agreement and Plan of Merger and Reorganization, dated as of March 29, 2002 (incorporated by reference to Exhibit
                     99.2 to the Company's Form 8-K dated March 29, 2002).

          Exhibit 3. Pledge Agreement ("Pledge Agreement") dated as of July
                     30, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 2 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 4. Assumption Agreement dated December 24, 1998 among Bank of
                     America, David G. Price as Trustee of the David G. Price Trust and Dallas P. Price as Trustee of the Dallas P. Price Trust (incorporated by reference to Exhibit 4 to the Schedule 13D/A of the Reporting Persons filed February 21,
                     2002).

          Exhibit 5. First Amendment to Pledge Agreement, dated as of October
                     7, 1996, by and between David G. Price, Dallas P. Price and David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, and Bank of America (incorporated by reference to Exhibit 5 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 6. Second Amendment to the Pledge Agreement, dated as of
                     March 31, 2000, by and between David G. Price as Trustee of The Price Revocable Trust Amendment in Entirety, executed February 9, 1987, as amended, David G. Price as Trustee of the David G. Price Trust, Dallas P. Price as Trustee of the Dallas P. Price Trust and Bank of America (incorporated by reference to Exhibit 6 to the Schedule 13D/A of the Reporting Persons filed February 21, 2002).

          Exhibit 7. Third Amended and Restated Agreement of Limited
                     Partnership of National Golf Operating Partnership, L.P., dated as of July 28, 1999, (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended June 30, 1999)

          Exhibit 8. Director Designation Agreement, dated as of August 18,
                     1993, by and among National Golf Properties, Inc., National Golf Operating Partnership, L.P. and David G. Price (incorporated by reference to Exhibit 10.9 to the Company's Annual Report on Form 10-K dated February 29, 1996).

          Exhibit 9. Shareholders and Partners Agreement, dated as of July 2,
                     1998, by and between Dallas Price and David Price. (incorporated by reference to Exhibit 7 to the Schedule 13D of the Reporting Persons filed October 26, 1998).

          Exhibit 10 Voting Agreement among Ms. Price, and the Dallas P. Price
                     Trust Mr. Price and the David G. Price Trust, the Company, AIG and NGOP dated as of March 29, 2002.
                                       10